LIQS®
COCKTAIL SHOT



RTD SHELF SET



BRANDED ICE BUCKET



COUNTER POS RACK



FLOOR STAND

LIQS®
COCKTAIL SHOT

BRAND OVERVIEW

- SRP $6.99/3-Pack (150ml)
- 1 Case = 12 Sleeves of Three
- Vodka 20% ABV, Whiskey 22.5% ABV, Tequila 27.5% ABV

RETAILER BENEFITS

- Drive Impulse Sales
- Trade Up from Other RTD Shots
- No Refrigeration Required
- POS Available

CONSUMER BENEFITS

- Made with Premium Spirits
- Natural Flavors / Real Fruit Juice
- Low Sugar / Low Calorie
- Portable and Ready to Drink

THE MARKET

- Men & Women, Ages 21-34
- Home Entertaining, Holidays & Special Events
- Ideal for Tailgating, Boating, Beach, BBQ and Pre-Gaming.

MIXOLOGY INSPIRED FLAVORS

    

Tequila, Cinnamon & Orange **Vodka Kamikaze** **Vodka, Lychee & Grapefruit** **Vodka Lemon Drop** **Whiskey Fireshot**

AS SEEN IN

      

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